Exhibit 21
List of Subsidiaries of Terreno Realty Corporation:

Name of Subsidiary	Jurisdiction of Organization or Incorporation

Terreno Realty LLC	Delaware
Terreno Fortune/Qume LLC	Delaware
Terreno Warm Springs I/II LLC	Delaware